Clean Energy Technologies, Inc.

1340 Reynolds Avenue

Unit 120

Irvine, California 92614

April 17, 2024

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Clean Energy Technologies, Inc. DATE ADJUSTMENT REQUEST – Form 10-K Accession number: 0001493152-24-014897
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001329606/000149315224014897/form10-k.htm

SEC Post Corrections Unit:

On April 16, 2024, Clean Energy Technologies, Inc. (CIK: 0001329606) has filed its Annual Report on Form 10-K (the “Form 10-K”) Accession number: 0001493152-24-014897. The filing was made at 5:29 PM ET on April 16, 2024. However, due to iXBRL-related errors for reasons that may be related to changes being made to the EDGAR platform, were not able to be cleared within limited time to file before cut off. We respectfully request that you adjust the date to the intended original filing date (April 16, 2024).

Thank you kindly for your prompt attention to this very urgent matter.

Clean Energy Technologies, Inc.

/s/ Kambiz Mahdi
Kambiz Mahdi Chief Executive Officer